Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Pacific
Capital U.S. Government Securities Cash Assets Trust
(the "Fund") was held on July 16, 2008. The holders of shares representing 50.618% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).



		Dollar Amount of  Votes:


1.  To act on an Advisory and Administration Agreement


	For		   Against	Abstain
	$1,061,595,091	   $40,26	$27,126,339